EXHIBIT 10.1

February 14, 2006

Personal and Confidential

Christopher T. Young

53-17 Vernon Boulevard

Long Island City, New York 11101

Dear Chris:

This letter will confirm the terms of your employment with Entravision Communications Corporation (“Entravision”) as the President of Entravision’s Outdoor Division for calendar year 2006. Notwithstanding the date of this letter above, the terms of this letter will be retroactive to February 1, 2006.

As President of the Outdoor Division, you will be located in our Long Island City office reporting to Entravision’s Chief Executive Officer and its President and Chief Operating Officer.

2006 Compensation

1.	Your compensation will be comprised of an annual base salary of $244,110.00 payable semi-monthly in accordance with Entravision’s normal payroll practices, and subject to standard withholding.

2.	You will receive a quarterly bonus of $10,000.00 for achieving 103% of the budgeted EBITDA goals for the Outdoor Division, after giving consideration to bad debt (as defined below) in such quarter.

3.	You will receive an annual bonus of $15,000.00 for achieving 103% of the budgeted EBITDA goals for the Outdoor Division, after giving consideration to bad debt in such year.

Definition of Bad Debt

All local accounts sold in a given quarter that remain uncollected after ninety (90) days will be offset against the quarterly bonus calculation in that respective quarter. All national accounts sold in a given quarter that remain uncollected after one hundred twenty (120) days will be offset against the quarterly bonus calculation in that respective quarter. If any accounts receivable are collected within thirty (30) days following the prior determination of uncollectibility, such amount will be added back to the quarter from which it was deducted, less any direct expenses incurred by Entravision to collect such amount.

Right to Adjust Revenue Budget

During your employment for 2006, Entravision reserves the right in its sole and absolute discretion to add, change, delete and/or modify your Entravision-approved budget, even if such changes have the net effect of reducing or eliminating any bonus to which you otherwise would have received hereunder. This includes, but is not limited to, the right to increase budgeted revenue equal to any unexpected incremental revenue gains from political, non-traditional revenue (NTR), or any other business.

Trade

Within your 2006 budget, an agreed upon trade amount has been recorded. If the total actual trade amount exceeds the budgeted amount, that amount will be counted against your broadcast cash flow.

Capital Expenditures

Within your 2006 budget, an agreed upon capital expenditure amount has been recorded. All capital expenditures must be approved by corporate in writing prior to ordering. If the capital expenditure is ordered without prior authorization in writing, the amount purchased will be counted against your broadcast cash flow.

Violation of Company Policy

If, in Entravision’s sole judgment, you violate any company policy, including, without limitation, any policy set forth in the employee handbook, that results in an operating expense to Entravision, any out-of-pocket expenses incurred by Entravision in defending against and/or remedying such violation (including, without limitation, attorneys fees and the actual amount of any judgment or settlement) will be charged against your quarterly or annual defined sales goals.

Employee Benefits

As an existing employee of Entravision, your current employee benefits and time served with us will remain the same.

Employee Conditions

Employment with Entravision is “at-will” meaning that either Entravision or you may terminate your employment at any time for any reason whatsoever or for no reason, with or without notice. This letter merely sets forth the terms of your employment with Entravision for such time during 2006 as you are so employed, and shall not be considered as entitlement to continued employment.

Termination of Employment

Except in the event of termination of your employment with Entravision for cause (as defined below), and subject to execution by you of a customary release waiving all claims against Entravision arising out of your employment with Entravision and the termination of such employment, Entravision agrees to pay you as severance the sum of $244,110.00, payable in equal installments over a period of twelve (12) months in accordance with Entravision’s normal payroll practices and subject to standard withholding. “Cause” shall include, but not be limited to, any breach by you of this letter agreement or any failure to adhere to any Entravision rule, regulation, policy or procedure, including, but not limited to, the rules, regulations, policies or procedures set forth in Entravision’s employee handbook as then in effect.

This letter supersedes any and all prior agreements with respect to the terms of your employment with Entravision, whether written and oral, and any such prior agreement is hereby acknowledged to be null and void and of no further force and effect.

Please acknowledge your agreement with the terms set forth in this letter by signing and dating in the designated spaces below and returning the original to me by return mail. A copy of this letter is enclosed for your records.

We thank you for all your hard work and look forward to a prosperous year. If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Alexander K. La Brie
Alexander K. La Brie
Vice President, Human Resources and Risk Management

ACCEPTED:

/s/ Christopher T. Young	February 14, 2006
Christopher T. Young	Date

cc:	Walter F. Ulloa

Philip C. Wilkinson